EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Three
						Months	Months
	Years Ended December 31,					Ended	Ended
	2008	2009	2010	2011	2012	3/31/2013	3/31/2013
EARNINGS
Income Before Income Tax Expense and Equity Earnings	$2,015	$1,938	$1,849	$2,367	$1,822	$1,797	$545
Fixed Charges (as below)	1,240	1,237	1,254	1,209	1,257	1,252	291
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(4)	(4)	(4)	(8)	-	-	-
Total Earnings	$3,251	$3,171	$3,099	$3,568	$3,079	$3,049	$836

FIXED CHARGES
Interest Expense	$957	$973	$999	$933	$988	$991	$232
Credit for Allowance for Borrowed Funds Used During Construction	75	67	53	63	69	61	9
Estimated Interest Element in Lease Rentals	204	193	198	205	200	200	50
Preferred Security Dividend Requirements of Consolidated Subsidiaries	4	4	4	8	-	-	-
Total Fixed Charges	$1,240	$1,237	$1,254	$1,209	$1,257	$1,252	$291

Ratio of Earnings to Fixed Charges	2.62	2.56	2.47	2.95	2.44	2.43	2.87